Filed Pursuant to Rule 433
Registration 333-146540
Issuer Free Writing Prospectus dated November 19, 2009 relating to each of the
Preliminary Prospectus Supplements dated November 17, 2009
DryShips Inc.
Final Term Sheet Relating to
$400,000,000 Aggregate Principal Amount of
5.00% Convertible Senior Notes due 2014
and
26,100,000 Shares of Common Stock
Issued Pursuant to a Share Lending Agreement
This term sheet relates only to the notes and common stock referenced above (together, the “securities”) and should be read together with the preliminary prospectus supplement dated November 17, 2009 (including the documents incorporated by reference therein and the related prospectus dated October 17, 2008) relating to the notes offering or the preliminary prospectus supplement dated November 17, 2009 (including the documents incorporated by reference therein and the related prospectus dated October 17, 2008) relating to the common stock offering, respectively, before making a decision in connection with an investment in the corresponding securities. The information in this term sheet supersedes the information in the relevant preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant preliminary prospectus supplement.

General

Issuer:	DryShips Inc., a Marshall Islands corporation (“DryShips”).

Ticker/Exchange:	DRYS / Nasdaq Global Select Market.

Last Reported Sale Price of Common Stock on November 19, 2009:	$6.53 per share.

Notes Offering

Title of Securities:	5.00% Convertible Senior Notes due December 1, 2014 (the “notes”).

Aggregate Principal Amount Offered:	$400,000,000 aggregate principal amount of notes (excluding the underwriters’ option to purchase up to $60,000,000 of additional aggregate principal amount of notes to cover over-allotments).

Deal size:	The aggregate principal amount of notes offered in this offering has been increased from $300 million to $400 million, and the aggregate principal amount of notes subject to the underwriter’s overallotment option increased from $45 million to $60 million. The maximum number of shares of Common Stock subject to the Share Lending Agreement and being offered in the concurrent offering of common stock has been increased to 26.1 million shares.

Denomination:	$1,000 x $1,000.

Price to Public:	100% of principal; $400,000,000 total.

Underwriting Discounts and Commissions:	3.00% of principal; $12.0 million (excluding the underwriter’s over-allotment option) total.

Concessions:	The underwriter is offering notes to dealers at a price that represents a concession not in excess of 0.05% of the principal amount of the notes.

Net Proceeds:	DryShips expects to receive approximately $387 million after deducting discounts and commissions payable to the underwriter and other expenses related to the offering (or approximately $445.2 million if the underwriter exercises its overallotment option in full).

Expenses:	DryShips estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1 million.

Maturity:	The notes will mature on December 1, 2014, subject to earlier conversion or a holder requiring DryShips to repurchase its notes upon a fundamental change.

Ranking:	The notes will be DryShips’ senior unsecured obligations and will rank pari passu with all of DryShips’ other senior unsecured debt and senior to all of DryShips’ present and future subordinated debt. The notes will be structurally subordinated to all present and future debt and other obligations of DryShips’ subsidiaries, including trade payables. The notes are not guaranteed by any of DryShips’ subsidiaries. In addition, the notes are effectively subordinated to all of DryShips’ present and future secured debt to the extent of the collateral securing that debt.

Annual Interest Rate:	5.00% per annum, accruing from settlement date.

Interest Payment Dates:	Interest will accrue from November 25, 2009, and will be payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2010.

Day Count Convention:	30/360.

Issue Price:	100%, plus accrued interest, if any, from November 25, 2009.

Initial Conversion Price:	$7.19 per share of common stock.

Initial Conversion Rate:	Approximately 139.0821 shares of common stock per $1,000 aggregate principal amount of notes.

CUSIP Number:	262498AB4.

ISIN Number:	US262498AB44.

Listing:	None.

Concurrent Offering of Borrowed Shares:	Concurrently with the offering of notes, an aggregate of up to 26.1 million shares of DryShips Common Stock (the “borrowed shares”) are being offered by means of a separate prospectus supplement and accompanying prospectus which are being borrowed by Deutsche Bank AG, London Branch (the “share borrower”), an affiliate of Deutsche Bank Securities Inc., the underwriter in this offering, pursuant to the share lending agreement. Deutsche Bank Securities Inc. has informed DryShips that it or its affiliates intend to use the short position created by the share loan and the concurrent short sales of the borrowed shares to facilitate transactions by which investors in the notes may hedge their investments. The share borrower or its affiliates will receive all of the proceeds from the sale of the borrowed shares pursuant to a share lending agreement and DryShips will not receive any of those proceeds, but the share borrower will pay DryShips a nominal lending fee of $0.01 for the use of those shares. The total number of shares that the share borrower can borrow under the share lending agreement is limited to 26.1 million.

Borrowed Shares:	26.1 million shares of common stock of DryShips, par value of $0.01 per share.

Adjustment to Conversion Rate upon a Make-Whole Adjustment Event:	The following table sets forth the numbers of additional shares of DryShips’ stock to be received per $1,000 principal amount of notes upon conversion in connection with a make-whole adjustment event based upon hypothetical stock prices and effective dates.

	Stock Price
Effective Date	$5.75	$6.00	$7.00	$8.00	$9.00	$10.00	$12.50	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00	$50.00
November 25, 2009	34.7826	32.2331	24.5383	19.6825	16.3528	13.9077	9.8345	7.2562	4.1324	2.3568	1.2834	0.6293	0.2460	0.0000
December 1, 2010	34.7826	30.5958	22.2987	17.4003	14.2419	12.0290	8.4974	6.3107	3.6526	2.1136	1.1620	0.5707	0.2198	0.0000
December 1, 2011	34.7826	29.0892	19.7622	14.6870	11.6972	9.7556	6.8645	5.1327	3.0244	1.7818	0.9929	0.4886	0.1829	0.0000
December 1, 2012	34.7826	27.6963	16.6865	11.2945	8.5393	6.9719	4.8887	3.6859	2.2127	1.3328	0.7581	0.3762	0.1367	0.0000
December 1, 2013	34.7826	27.6080	12.1116	6.5736	4.4869	3.5983	2.5711	1.9575	1.1930	0.7342	0.4287	0.2150	0.0706	0.0000
December 1, 2014	34.7826	27.5197	3.7161	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The stock prices and additional share amounts set forth above are based upon the price of the shares initially offered pursuant to the common stock offering, which is $5.75 per share and an initial conversion price of $7.19.
Notwithstanding anything in the indenture to the contrary, DryShips may not increase the conversion rate to more than 173.8647 shares per $1,000 principal amount of notes as a result of a make-whole adjustment, though DryShips will adjust such number of shares for the same events for which it must adjust the conversion price as described under “—Conversion of Notes—Conversion Price Adjustments” in the preliminary prospectus supplement relating to the notes, by the inverse of the adjustment factor applied to the conversion price under that section.
The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is:
•	between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	in excess of $50.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•	less than $5.75 per share (subject to adjustment), no additional shares will be issued upon conversion.
Common Stock Offering

Borrowed Shares:	26.1 million shares of common stock of DryShips, par value of $0.01 per share.

Deal Size:	The maximum number of shares of Common Stock subject to the Share Lending Agreement and being offered in this offering of Common Stock has been increased to 26.1 million shares. The aggregate principal amount of notes offered in the concurrent Convertible Senior Notes offering has been increased from $300 million to $400 million, and the aggregate principal amount of notes subject to the underwriter’s over-allotment option increased from $45 million to $60 million.

Share Lending Agreement:	The shares being offered will be lent by DryShips to the share borrower pursuant to a share lending agreement between DryShips and the share borrower. While the borrowed shares will be considered issued and outstanding for corporate law purposes, DryShips believes that under U.S. generally accepted accounting principles currently in effect, the borrowed shares will not be considered outstanding for the purpose of computing and reporting earnings per share because the borrowed shares are required to be returned to DryShips. DryShips will not receive any proceeds from the sale of the borrowed shares in this offering, but will receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares. The share borrower or its affiliates will receive all the proceeds from the sale of the borrowed shares. The total number of shares that the share borrower can borrow under the share lending agreement is limited to 26.1 million.

Common Stock Outstanding:	The total number of issued and outstanding shares of common stock as of September 30, 2009 was approximately 254,225,821 and is approximately 280,325,821 immediately after the completion of this offering.

Price to Public:	The shares initially offered by the share borrower will be offered at $5.75 per share.

CUSIP	Y2109Q101.
Other Offering Information and Disclosure Updates

Trade Date:	November 20, 2009.

Settlement Date:	November 25, 2009.

Lock-Up:	60 days; applies to DryShips, DryShips’ chief executive officer and his affiliates.

Sole Book Running Manager:	Deutsche Bank Securities Inc.

Acquisition of Panamax Vessels:	On November 18, 2009, DryShips entered in an agreement to acquire two Panamax vessels for an aggregate purchase price of $75.76 million. The expected date of delivery is first quarter 2010. For more information on the acquisition, please see DryShips’ Form 6-K filed with the Securities and Exchange Commission on November 19, 2009, which is incorporated by reference into the DryShips’ Registration Statement on Form F-3ASR (Registration No. 333-146540) filed on October 5, 2007, as amended by a Post-Effective Amendment No. 1, filed on October 20, 2008 and Post-Effective Amendment No. 2, filed on November 17, 2009.
CAPITALIZATION

The following table sets forth our cash position and consolidated capitalization as of September 30, 2009:

•	on an actual basis;

•	on an adjusted basis to give effect to (i) the additional drawdown of $3.0 million for the newbuilding Hulls 1865 and 1866 and (ii) loan repayments of $40.2 million under our credit facilities subsequent to September 30, 2009; and

•	on an as further adjusted basis giving effect to gross proceeds of $400.0 million from this offering of senior notes net of fair value of conversion option of $103 million (assuming no exercise by underwriter of its over-allotment option) and reflecting the 26.1 million shares of common stock to be loaned to the share borrower under the share lending agreement.

	As of September 30, 2009
			As Further
	Actual	As Adjusted (1)	Adjusted
	(in thousands of U.S. dollars)

Cash and cash equivalents	$291,583	$275,667	$675,667

Restricted cash (2)	$377,713	$353,414	$353,414

Total secured debt, including current portion	2,488,725	2,451,478	2,451,478
Convertible Senior notes due 2014 offered hereby	—	—	297,000

Total debt (3)	$2,488,725	$2,451,478	$2,748,478

Shareholders’ equity
Preferred stock, $0.01 par value; 500,000,000 shares authorized, none issued as of September 30, 2009		—	—
Series A Convertible preferred stock, $0.01 par value; 100,000,000 shares authorized, 52,238,806 shares issued and outstanding as of September 30, 2009	522	522	522
Common stock, $0.01 par value; 1,000,000,000 shares authorized, 254,225,821 shares issued and outstanding at September 30, 2009; 254,225,821 shares issued as adjusted; 280,325,821 shares as further adjusted (4)(5)	2,543	2,543	2,804
Additional paid-in capital (6)	2,543,658	2,543,658	2,655,258
Accumulated other comprehensive loss	(33,027)	(33,027)	(33,027)
Retained Earnings	153,943	153,943	153,943

Total shareholders’ equity	2,667,639	2,667,639	2,779,500

Total capitalization	$5,156,364	$5,119,117	$5,527,978

(1)	There have been no significant changes to our capitalization since September 30, 2009, as so adjusted.

(2)	Restricted cash represents bank deposits to be used to fund loan installments coming due and minimum cash deposits required to be maintained with certain banks under our borrowing arrangements.

(3)	Total debt does not include debt insurance costs.

(4)	Does not include “out of the money” five-year warrants issued on April 9, 2009, to entities controlled by our Chairman and Chief Executive Officer, George Economou, for the purchase of up to 3.5 million common shares with exercise prices, depending on the relevant tranches, of between $20 and $30 per share. Does not include any amount of common shares resulting from the conversion of the Series A Convertible preferred stock.

(5)	The borrowed shares that are being offered in the concurrent offering (or identical shares) must be returned to us at the end of the loan availability period under the share lending agreement or earlier in certain circumstances. We believe that under U.S. GAAP, as presently in effect, the borrowed shares will not be considered outstanding for the purpose of computing and reporting our earnings per share, although the borrowed shares will be outstanding for corporate law purposes.

(6)	As further adjusted represents estimated fair value of conversion option related to the Convertible Senior Notes of approximately $103 million and an estimated fair value of the share-lending agreement entered into in connection with the Convertible Senior Note offering of approximately $8.6 million.

DryShips has filed a registration statement, as well as prospectus supplements and the accompanying prospectus, with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus supplements and the accompanying prospectus and other documents DryShips has filed with the SEC for more complete information about DryShips and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, DryShips, the underwriter or any dealer participating in the offering will arrange to send you the prospectus supplements and accompanying prospectus if you request them by contacting Deutsche Bank Securities Inc., Attn: Prospectus Department, 100 Plaza One, Jersey City, NJ 07311, Telephone number: +1-800-503-4611, Email: prospectusrequest@list.db.com
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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